Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three months ended January 31, 2014 and 2013

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Property and Equipment

6.	Deferred Development Costs

7.	Intangible Assets and Patents

8.	Shareholders’ Equity , Stock Options, Bridge Loan and Loss per Share

9.	Income Taxes

10.	Expenses

11.	Management Compensation and Related Party Transactions

12.	Commitments and Contingencies

13.	Segmented Information

14.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	January 31,	October 31,
	2014	2013
Assets
Current assets:
Cash	$1,517,068	$821,283
Deposits and other receivables	199,089	234,741
	1,716,157	1,056,024

Property and equipment, net (Note 5)	21,771	13,998
Deferred development costs (Note 6)	1,172,534	928,077
Intangible assets, net (Note 7)	91,923	96,761
Patents, net (Note 7)	89,041	71,595
	$3,091,426	$2,166,455

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 8)	$-	$290,014
Accounts payable and accrued liabilities	319,108	340,122
	$319,108	$630,136
Shareholders' Equity (Deficiency)
Share capital: (Note 8)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 167,334,150 common shares (2013: 158,491,425) (Note 8)	$ 58,415,496	$ 57,757,170
Contributed surplus (Note 8)	34,120,755	32,822,327
Deficit	(89,763,933)	(89,043,178)
	2,772,318	1,536,319

	$3,091,426	$2,166,455

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

	2014	2013
Costs and expenses (income):
Administration	$113,149	$119,899
Professional, other fees and salaries (Note 10)	344,780	329,021
Stock based compensation	-	168,386
Development costs (Note 10)	5,689	69,404
Travel and entertainment	70,179	37,373
Amortization of property and equipment	1,683	773
Amortization of intangible assets and patents	-	4,838
Foreign exchange loss	16,643	(1,130)
Loss from operations	552,123	728,564

Other Expenses
(Gain) loss on revaluation of embedded derivatives	-	515
(Gain) loss on revaluations of derivative warrants liability (Note 8)	-	(313,001)

Net loss before income taxes	(552,123)	(416,078)

Income taxes (Note 9)	-	-

Net loss and comprehensive loss	$(552,123)	$(416,078)

Loss per share - basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares	159,965,615	139,140,110

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:
Net loss	$(552,123)	$(416,078)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	-	4,838
Amortization of property and equipment	1,683	773
Accretion expense	-	13,074
Stock based compensation	-	168,386
Increase (Decrease) in deposits and other receivables	35,652	(85,217)
(Decrease) Increase in accounts payable and accrued liabilities	(21,014)	12,784
(Gain) loss on revaluation of derivative warrant liability	-	(313,001)
(Gain) loss on revaluation of embedded derivatives	-	515
Net cash used in operating activities	(535,802)	(613,926)

Cash flows from investing activities:
Purchase of property and equipment	(9,456)	-
Patents	(24,774)	(5,241)
Deferred development costs	(232,291)	(156,421)

Net cash used in investing activities	(266,521)	(161,662)

Cash flows from financing activities:
Issue of common shares	1,486,022	745,023
Subscription received	-	20,167
Bridge loans advances	29,157	24,844
Bridge loan repayments	(17,071)	(17,071)
Net cash provided by financing activities	1,498,108	772,963

Increase (decrease) in cash	695,785	(2,625)

Cash, beginning of period	821,283	245,029

Cash, end of period	$1,517,068	$242,404

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Subscription	Contributed surplus	Equity component	Deficit	Accumulated	Total
	Shares		received		0f Bridge loan		OCI

Balance as at November 01, 2012	136,430,555	$54,728,239	$-	$26,634,177 $	1,557	$(82,268,003)	$-	$(904,030)

Private placement of units for cash	1,967,117	316,373	-	-	-	-	-	316,373
Subscription received	-	-	20,167	-	-	-	-	20,167
Stock based compensation	-	-	-	168,386	-	-	-	168,386
Warrants issued on private placements	-	(110,221)	-	-	-	-	-	(110,221)
Warrants extended	-	-	-	92,953	-	(287,321)	-	(194,368)
Warrants exercised	3,393,912	428,650	-	-	-	-	-	428,650
Fair value of warrants exercised	-	115,502	-	(44,164)	-	-	-	71,338
Net loss and comprehensive loss	-	-	-	-	-	(416,078)	-	(416,078)
Balance at January 31, 2013	141,791,584	55,478,543	20,167	26,851,352	1,557	(82,971,402)	-	(619,783)

Balance as at November 01, 2013	158,491,425	57,755,613	-	32,822,327	1,557	(89,043,178)	-	1,536,319
							-
Private placement of units for cash	-	-	-	-	-	-	-	-
Warrants extended	-	-	-	168,632	-	(168,632)	-	-
Warrants exercised	6,325,224	1,486,022	-	-	-	-	-	1,486,022
Fair value of warrants exercised	-	1,556,231	-	(1,556,231)	-	-	-	-
Bridge loan converted	2,517,501	302,100	-	1,557	(1,557)	-	-	302,100
Warrants issued on conversion of bridge loan	-	(2,684,470)	-	2,684,470		-	-	-
Net loss and comprehensive loss	-	-	-	-	-	(552,123)	-	(552,123)
Balance at January 31, 2014	167,334,150	58,415,496	-	34,120,755	-	(89,763,933)	-	2,772,318

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

a)	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 31, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

b)	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ended January 31, 2014, the Company reported a loss from operations of $552,123 (2013: $416,078) The Company has improved its working capital position at January 31, 2014 to $1,397,049 from $425,888 at October 31, 2013.

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2014; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

3.	BASIS OF PRESENTATION

	a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

	c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

	d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

		i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants and unit private placements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

3.	BASIS OF PRESENTATION (Cont’d)

	d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At January 31, 2014, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

		v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2013. These statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2013.There have been no changes in accounting policies or methods of application of accounting policies in the quarter ending January 31, 2014.

f)	New Standards:

Certain new standards, interpretations and amendments to existing standards were issued by the IASB or the International Financial Reporting Interpretations Committee that became effective for the reporting period ending January 31, 2014 including IFRS 10, 11, 12 and 13 and IAS 27 and 28. The adoption of these standards had no effect or impact on the Company’s financial statements for the period ending January 31, 2014.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the quarter ending January 31, 2014 from that which was reported at October 31, 2013.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the quarter ending January 31, 2014 from those disclosed at October 31, 2013.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of January 31, 2014, the financial risks have not significantly changed since October 31, 2013 except that the Company’s cash and working capital positions have improved considerably during the quarter ended January 31, 2014.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

5.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2012	$40,734	$25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)		$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

At November 1, 2013	$49,213	25,989	$75,202
Additions	9,456	-	$9,456
Disposals	-	-	$-
Three months ended January 31, 2014	$58,669	$25,989	$84,658

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2012	$34,947	$25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals/write off	(4,721)		(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

At November 1, 2013	$35,215	25,989	$61,204
Amortization for the period	1,683	-	1,683
Adjustment for disposals/write off	-	-	-
Three months ended January 31, 2014	$36,898	$25,989	$62,887

Net book value at October 31, 2013	$13,998	-	$13,998
Net book value at January 31, 2014	$21,771	-	$21,771

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

6.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

At November 1, 2012	$718,163
Additions	677,445
Recovery of deferred development costs	(233,290)
Writedown of projects costs	(234,241)
Year ended October 31, 2013	$928,077

At November 1, 2013	$928,077
Additions	244,457
Recovery of deferred development costs	-
Writedown of projects costs	-
Three months ended January 31, 2014	$1,172,534

Additions to deferred development costs includes patent amortization of $7,328 (2013 - $4,324).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

7.	INTANGIBLE ASSETS AND PATENTS

Intangible Assets:
At November 1, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465
At November 1, 2013	$135,465
Additions	-
Three months ended January 31, 2014	$135,465
Accumulated amortization
At November 1, 2012	$19,352
Amortizatiomn for the year	19,352
Year ended October 31, 2013	$38,704
At November 1, 2013	$38,704
Depreciation for the year	4,838
Three months ended January 31, 2014	$43,542
Net book value at October 31, 2013	$96,761
Net book value at January 31, 2014	$91,923

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

7.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents:
At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172
At November 1, 2013	$134,172
Additions	24,774
Three months ended January 31, 2014	$158,946
Amortization
At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577
At November 1, 2013	$62,577
Amortization for the period	$7,328
Three months ended January 31, 2014	$69,905
Net book value at October 31, 2013	$71,595
Net book value at January 31, 2014	$89,041

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE

a)	Share Capital:

	Number of	Amount
	Shares	$

Balance at November 1, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 15)	16,106,957	2,910,531
Warrants exercised	5,953,913	822,392
Warrants issued on private placements (Note 15)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)
Balance at October 31, 2013	158,491,425	$57,755,613

Private placement of units for cash (Note 8)	-	-
Warrants exercised	6,325,224	1,486,022
Fair value of warrants exercised	-	1,556,231
Bridge loan converted	2,517,501	302,100
Warrants issued on conversion of bridge loans (Note 8)	-	(2,684,470)
Financing costs	-	-

Balance at January 31, 2014	167,334,150	$58,415,496

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

b)	Stock Options:

The Company did not grant any stock options during the quarter ending January 31, 2014 and, accordingly, reports nil stock based compensation expense for the quarter. For the quarter ended January 31, 2013, the Company granted 1,090,000 stock options to officers and directors. It reported stock based compensation expense of $168,386 calculated in accordance with the Black Scholes option pricing model using underlying assumptions in the model as previously disclosed.

The Company reports the following stock options outstanding at January 31, 2014, all of which are exercisable:

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		2.2	April 5, 2016
October 31, 2011	7,275,000	0.20		2.8	October 31, 2016
April 10, 2012	1,905,000	0.35		3.2	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	4.0	January 22, 2018
September 16, 2013	780,000	0.27	CDN	4.6	September 16, 2018
October 17, 2013	300,000	0.35		4.7	October 17, 2018
	11,475,000

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended January 31, 2014 was based on the loss attributable to common shareholders of $552,123 (2013 - $416,078) divided by the weighted average number of common shares outstanding of 159,965,615 (2013 – 139,140,110). Diluted loss per share did not include the effect of outstanding stock options and warrants outstanding and the potential conversion of bridge loans as they are anti-dilutive.

d)	Private Placements:

The Company did not compile any private placement with investors during the quarter ending January 31, 2014. During the quarter ended January 31, 2013 the Company completed private placements with investors pursuant to prospectus and registration exemptions set for the in applicable securities law. It issued a total of 1,967,117 units, each unit consisting of a common share and a common share purchase warrant and realized proceeds of $317,198.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

e)	Share Purchase Warrants:

(i)

In the quarter ended January 31,2014 the Company realized proceeds of $1,486,022 from exercise of 6,325,224 common share purchase warrants (quarter ended January 31, 2013 - $428,650 from exercise of 3,393,912 common share purchase warrants).

(ii)

In the quarter ended January 31, 2014 the Company extended the expiry date on a total of 1,405,026 common share purchases warrants which would have otherwise expired in the quarter. These warrants were extended for a period of six months in each case. The strike price of these warrants was changed from $0.41 - $0.45 per warrant to $0.50 to $.55 per warrant. The Company recorded a charge to the Deficit as reported of $168,632 with an offsetting charge to contributed surplus to reflect this extension, calculated in accordance with the Black Scholes option – pricing model.

In the quarter ended January 31, 2013 the Company extended the expiry date on a total of 3,871,369 common share purchase warrants denominated in $ Canadian and $ US. These warrants were extended for a period of 12 months in each case. The strike price of these warrants remained the same. The Company recorded a charge to Deficit of $287,321 with an offsetting charge to contributed surplus and the derivative warrant liability to reflect these extensions, calculated in accordance with the Black Scholes option pricing model.

The assumptions used in applying the Black Scholes model were as follows:

	2014	2013
Share price	$0.50-$0.55	$0.20 - $0.55
Volatility factor (based on historical volality)	121-127%	41-142%
Risk free interest rate	1.02%	1.02 - 1.04%
Dividend yield	0%	0%
Expected life	6 months	12 months

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

The continuity of outstanding share purchase warrants is as below:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31,2012	19,692,968	$0.27
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)
Granted	16,106,957	$0.24
Balance outstanding at October 31, 2013	29,761,012	$0.28	-
Exercised	(6,325,224)	($0.23)	1,486,022
Expired	(23,000)	($0.21)
Granted	2,517,501	$0.12
Balance at January 31, 2014	25,930,289	0.28

f)	Derivative Warrant Liability:

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants were converted from $CDN to $US. As a result, these warrants were no longer considered nor reported as a derivative warrant liability. These warrants were revalued at October 28, 2013 and this value was removed from derivative warrant liability and recorded to contribute surplus.

There were no transactions relating to derivative warrant liability during the quarter ended January 31, 2014 and the Company reports nil derivative warrant liability at quarter – end.

In the quarter ended January 31, 2013 the Company reported a non-cash gain on the revaluation of the derivative warrant liability of $313,001 at quarter end. This gain was calculated in accordance with the Black Scholes option pricing model using assumptions which have been previously disclosed.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

8.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, BRIDGE LOANS AND LOSS PER SHARE (Cont’d)

g)	Bridge Loans:

On December 2, 2011, the Company secured $285,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans were unsecured, with an interest rate of 2% per month (effective interest rate – 26%) and were convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion included one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loans was extended on a month to month basis in July 2012.

These bridge loans were converted to 2,517,501 units in January 2014. Each unit consisted of one common share and one common share purchase warrant. The warrants have a strike price of $0.12 per common share and expire on January 27, 2015 in not exercised by that date.

h)	Contributed Surplus:

Balance outstanding at November 01, 2012	$26,634,177

Stock based compensation expense relating to stock options issued	368,790
Common share purchase warrants
(a) Issued	377,234
(b) Extended	264,938
CDN warrants converted to USD	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

Stock based compensation expense relating to stock options issued	-
Common share purchase warrants
(a) Issued	2,684,470
(b) Extended	168,632
Bridge loan converted	1,557
Fair value of warrants exercised	(1,556,231)
Balance at January 31, 2014	$34,120,755

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

9.	INCOME TAXES

The Company has non-capital losses of approximately $21.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of January 31, 2014 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2014	$977,818	-	$977,818
2015	3,079,475	-	3,079,475
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,303,792	5,254	2,309,046
2027	1,937,308	3,459	1,940,767
2028	10,045	55,519	65,564
2029	1,985,484	463,610	2,449,094
2030	2,678,936	1,886,778	4,565,714
2031	1,613,975	48,808	1,662,783
2032	1,788,704	333,962	2,122,666
2033	2,197,482	235,583	2,433,065
	$18,573,019	$3,064,412	$21,637,431

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

10.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2014	2013

General and administrative	$14,517	$22,426
Rent and occupancy cost	21,937	23,026
Interest income	-	(4,659)
Interest expense	28,640	24,844
Accretion expense	-	13,074
Office insurance	14,741	15,871
Telephone	7,241	5,014
Investor relations, listing and filling fees	26,073	20,303
	$113,149	$119,899

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2014	2013

Professional fees	$44,569	$38,230
Consulting fees	196,917	202,644
Salaries and benefits	103,294	88,147
	$344,780	$329,021

Development Costs
The components of development costs are as follows:

	2014	2013
Net project expenses incurred	$5,689	$69,404

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

11.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)

Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the quarter ended January 31 was $34,729 of cash compensation and $nil of stock based compensation (2013 - $37,678 of cash compensation and $ 11,586 of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended January 31, 2014 was $164,530 of cash compensation and $nil of stock based compensation (2013 - $142,387 of cash compensation and $23,172 of stock based compensation).

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

12.	COMMITMENTS AND CONTINGENCIES

a)

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000; commitment between years 2-5 of $109,000.

b)	Legal matters:

There are currently no legal matters outstanding to which the Company is a party. The Company maintains insurance policies that provide coverage against certain claims.

c)	License agreement:

The Company executed a license agreement with the University of Toronto in 2005 relating to research work completed on its (MRAM) memory technology. The license agreement stipulated royalty payments capped at $1 million in the event that the Company was successful in generating commercial revenues from the sale of the licensing of its memory technology to third parties. To date the Company has not generated any commercial revenues from the exploitation of its memory technology. It decided in 2011 to suspend any further pursuit or development of its memory technology. Currently, the Company is attempting to sell off the related patent portfolio; to date the Company has been unsuccessful in doing so. If the Company does realize proceeds on the sale of these related patents it may have an obligation payable to the University of Toronto under the terms of its 2005 license agreement.

MICROMEM TECHNOLOGIES INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2014 and 2013

13.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets:

	January 31,	October 31,
	2014	2013

Canada	546,107	415,533
United States	829,162	694,898
	1,375,269	1,110,431

14.	SUBSEQUENT EVENTS

The Company reports the following subsequent events:

a)	Between February 1, 2014 and March 31, 2014 the Company realized proceeds of $1,137,952 from the exercise by investors of a total of 4,718,349 common share purchase warrants.

b)

The Company signed a Memorandum of Understanding with Entanglement Technologies to collaborate on the development of a tracer senor detection platform to support the $25 million joint development contract that the Company announced in mid 2013.

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